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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Entrex Capital Markets (Bridgeport Partners, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 S Emerald Ave
(No. and Street)

Chicago	Illinois	60609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey K Schuppel 312-953-0478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rober Cooper & Company CPAs P.C.
(Name – *if individual, state last, first, middle name*)

141 W Jackson Blvd, Ste 1702	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey K Schuppel _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Entrex Capital Markets (Bridgeport Partners, LLC) _____, as

of February 21 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



PATRICIA J GLEICH
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 25, 2020

_____
Notary Public

_____
Signature

Managing Director
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Entrex Capital Markets
(formerly Bridgeport Partners, LLC - an Illinois Limited Liability Company)
Financial Statements
and Independent Accountant Report

December 31, 2016

Entrex Capital Markets
(formerly Bridgeport Partners, LLC)
Index
December 31, 2016

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail..com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bridgeport Partners, LLC d/b/a Entrex Capital Markets,

We have audited the accompanying statement of financial condition of Bridgeport Partners, LLC d/b/a Entrex Capital Markets, as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Entrex capital Markets, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bridgeport Partners, LLC d/b/a Entrex Capital Markets, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



Robert Cooper and Company CPA PC
Chicago, Illinois 60604
February 21, 2017

Entrex Capital Markets
(formerly Bridgeport Partners, LLC)
Statement of Financial Condition
As of December 31, 2016

ASSETS

Current Assets			
Cash - Checking	$	85,723	
Cash - Savings/MM		1,504	
Cash Deposit Clearing Firm		25,000	
Due from Clients - current		515	
Total Current Assets			112,742
Property and Equipment			
Furniture Fixtures & Equip		12,757	
FF&E Accum Depr		(12,757)	
Total Property and Equipment			0
Other Assets			
Total Other Assets			0
Total Assets	$		112,742

LIABILITIES AND EQUITY

Current Liabilities			
Payable Other Expense	$	6,489	
Total Current Liabilities			6,489
Long-Term Liabilities			
Total Long-Term Liabilities			0
Total Liabilities			6,489
Members Equity		106,253	
Total Equity			106,253
Total Liabilities & Equity	$		112,742

The accompanying notes are an integral part of these financial statements.

Entrex Capital Markets
(formerly Bridgeport Partners, LLC)
Notes to the financial statements
For the year ending December 31, 2016

1. **Organization**

   Bridgeport Partners, LLC (The "Company") an Illinois Limited Liability Company Act was formed on February 2, 2010. The Company was approved and began business as a Broker Dealer on October 10, 2012. On October 22, 2014, the Company was approved to engage in the private placement of securities. During the Fall of 2015, the Company initiated a change to add the name Entrex Capital Markets under which it conducts business, which was added as a doing business as name in 2016. The business of the Company is to engage as a municipal securities broker dealer and may provide advisory and consulting service to municipal/tax exempt entities seeking advice for a fee as well as the private placement of securities exempt from registration. Bridgeport Partners, LLC (dba Entrex Capital Markets) is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. **Significant Accounting Policies**

   Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds they do not engage in proprietary trading. They also provide municipal advisory and consulting services.

   Income Recognition

   Commissions and related fee expenses are recorded when earned. Advisory fees and other fees are recorded as earned.

   Cash Equivalents

   The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   Income Taxes

   The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

   The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

   Fixed Assets

   Fixed assets are recorded at cost. Depreciation of fixed assets is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

3. **Fair Value Measurements**

   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures,

Entrex Capital Markets
(formerly Bridgeport Partners, LLC)
Notes to the financial statements
For the year ending December 31, 2016

Fair Value Measurements (continued)

includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from F ASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors.

An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. **Net Capital Requirements**

   As a registered FINRA broker-dealer, Entrex Capital Markets (formerly Bridgeport Partners, LLC) is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Entrex Capital Markets (formerly Bridgeport Partners, LLC) is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, had $105,738 of net capital which was $100,738 in excess of the required minimum net capital. Early warning is $6,000.

5. **Clearing Agreement**

   The Company maintains a clearing agreement through another Broker Dealer, RBC Capital Markets, LLC, through Forest Securities, Inc. on a fully disclosed basis. Entrex Capital Markets (formerly Bridgeport Partners, LLC) does not hold customer funds nor trade for its own account.

6. **Subsequent Events**

   Management has evaluated subsequent events through February 21, 2016, the date the financial statements were issued date, there are no reportable events.

7. **Subsequent Events**

   During the year, the sole member took a distribution in the amount of $ 53,000.